 Filed pursuant to Rule 424(b)(7)

Registration Statement No. 333-125595.

PROSPECTUS SUPPLEMENT No 1

To prospectus dated June 21, 2005

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PROSPECTUS

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VALLEY NATIONAL BANCORP

2,910,267 Shares

Common Stock, No Par Value

This prospectus relates to the offering for resale of 2,910,267 shares of common stock, no par value, of Valley National Bancorp, a New Jersey corporation. All of the common stock being registered may be offered and sold from time to time by certain selling shareholders of Valley (See “Selling Shareholders” and “Manner of Offering”). We will not receive any proceeds from the sale of the common stock by the selling shareholders.

Our common stock is listed on the New York Stock Exchange under the symbol “VLY”. On April 25, 2006, the last reported sales price for the common stock was $25.10 per share.

You should read this prospectus carefully before you invest.

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THESE SECURITIES ARE NOT DEPOSITS OR ACCOUNTS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE COMMISSIONER OF BANKING AND INSURANCE OF THE STATE OF NEW JERSEY OR OTHER GOVERNMENTAL AGENCY.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION, NOR ANY BANK REGULATORY AGENCY, NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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Our principal executive offices are located at 1455 Valley Road, Wayne, New Jersey 07470 and our telephone number is 973-305-8800.

The date of this Prospectus is April 26, 2006

TABLE OF CONTENTS

Page

WHO WE ARE	1
USE OF PROCEEDS	1
SELLING SHAREHOLDERS	2
SHARES OF COMMON STOCK BEING OFFERED	2
PLAN OF DISTRIBUTION	3
LEGAL MATTERS	4
EXPERTS	4
FORWARD LOOKING STATEMENTS	5
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	5
WHERE YOU CAN FIND MORE INFORMATION	6

We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, our shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

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WHO WE ARE

We are a New Jersey corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (“Holding Company Act”). At March 31, 2005, we had consolidated total assets of $11.4 billion, total deposits of $7.9 billion and total shareholders’ equity of $821 million. In addition to our principal subsidiary, Valley National Bank, we own 100 percent of the voting shares of VNB Capital Trust I, through which we issued preferred securities.

Valley National Bank is a national banking association chartered in 1927 under the laws of the United States. At March 31, 2005, Valley National Bank maintained 146 branch offices located in New Jersey and Manhattan. Valley National Bank provides a full range of commercial and retail banking services. These services include the following:

  the acceptance of demand, savings and time deposits;

  extension of consumer, real estate, Small Business Administration and other commercial credits;

  equipment leasing; and

  personal and corporate trust, as well as pension and fiduciary services.

Valley National Bank also provides through wholly-owned subsidiaries the following services:

  an all-line insurance agency;

  a title insurance agency;

  registered investment advisors; and

  a registered securities broker dealer.

Valley National Bank’s other subsidiaries include:

  a mortgage servicing company;

  a subsidiary which holds, maintains and manages investment assets for Valley National Bank;

  a subsidiary which owns and services auto loans;

  a subsidiary which specializes in asset-based lending;

  a subsidiary which offers both commercial equipment leases and financing for general aviation aircraft;

  a real estate investment trust subsidiary which owns real estate related investments; and

  a real estate investment trust subsidiary which owns some of the real estate utilized by Valley National Bank and related real estate investments.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares by the selling shareholders.

The selling shareholders will pay any underwriting discounts and commissions and expenses they incur for brokerage, accounting, tax or legal services or any other expenses they incur in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus. These may include, without limitation, all registration and filing fees, NYSE listing fees, fees and expenses of our counsel and accountants, and blue sky fees and expenses.

SELLING SHAREHOLDERS

All of the shares were issued to the shareholders of NorCrown Bank pursuant to a merger of NorCrown into Valley National Bank. The offer and sale of the shares hereby are being registered pursuant to registration rights granted to the selling shareholders in connection with our acquisition of NorCrown. Except as listed below, no selling shareholder owns one percent or more of our common stock and no selling shareholder beneficially owns our stock other than what is being offered hereby. 171,129 shares of common stock beneficially owned by certain of the selling shareholders are being held in escrow. Such shares may be surrendered to Valley to satisfy certain indemnification obligations under the merger agreement pursuant to which we acquired NorCrown.

We do not know when or in what amounts the selling shareholders may offer shares for sale. The selling shareholders may elect not to sell any or all of the shares offered by this prospectus. Because the selling shareholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares that will be held by the selling shareholders after completion of the offering, we cannot estimate the number of the shares that will be held by the selling shareholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by the prospectus will be held by the selling shareholders.

The following tables set forth, to our knowledge, certain information about the selling shareholders as of April 26, 2006.

SHARES OF COMMON STOCK BEING OFFERED

Name of Selling Stockholder	Number of Shares Beneficially Owned Prior to Offering	Percentage of Shares Beneficially Owned Prior to Offering	Number of Shares Offered Hereby	Percentage of Shares Beneficially Owned After Offering
Laura Huberfeld	632,418	*	632,418	0
Naomi Bodner	632,418	*	632,418	0
Dara Kushner Trust	8,556	*	8,556	0
Jared Kushner Trust	8,556	*	8,556	0
Nicole Kushner Trust	8,556	*	8,556	0
Joshua Kushner Trust	8,556	*	8,556	0
Laurie Laulicht Trust	14,543	*	14,543	0
Pamela Laulicht Trust	14,543	*	14,543	0
Shellie Laulicht Trust	14,543	*	14,543	0
Abigail Laulicht Trust	14,543	*	14,543	0
Kushner Family Trust	87,260	*	87,260	0
Richard Stadtmauer	29,087	*	29,087	0
NorCrown LLC	1,270,882	1.1%	1,270,882	0
Charles Kushner	99,562	*	99,562	0
Morton Dear	140	*	140	0
Alan R. Hammer	140	*	140	0
Howard S. Jonas	140	*	140	0
David M. Orbach	140	*	140	0
Barry H. Ostrowsky	140	*	140	0
Joseph S. Paparatto	182	*	182	0
Alan G. Philibosian	140	*	140	0
Gregory E. Sacco, Jr.	140	*	140	0
Bruce S. Schonbraun	140	*	140	0
Murray Kushner	140	*	140	0

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* Less than 1%.

PLAN OF DISTRIBUTION

The shares covered by this prospectus may be offered and sold from time to time by the selling shareholders. The term “selling shareholders” includes pledgees, donees, transferees or other successors in interest selling shares received after the date of this prospectus from one of the selling shareholders as a pledge, gift or other non-sale related transfer. To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. These sales may be made at a fixed price or prices, which may be changed or at prices on the New York Stock Exchange and under terms then prevailing or at prices related to the then current market price. Sales may also be made in negotiated transactions at negotiated prices, including pursuant to one or more of the following methods:

  purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus,

  ordinary brokerage transactions and transactions in which the broker solicits purchasers,

  an exchange distribution in accordance with the rules of the New York Stock Exchange or other exchange or trading system on which the shares are admitted for trading privileges,

  sales “at the market” to or through a market maker or into an existing trading market, on an exchange or otherwise,

  sales in other ways not involving market makers or established trading markets,

  through put or call transactions relating to the shares,

  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, and in privately negotiated transactions.

In connection with distributions of the shares or otherwise, the selling shareholders may:

  enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume,

  sell the shares short and redeliver the shares to close out such short positions,

  enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to them of shares offered by this prospectus, which they may in turn resell, or pledge shares to a broker-dealer or other financial institution, which, upon a default, they may in turn resell.

In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

In effecting sales, broker-dealers or agents engaged by the selling shareholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling shareholders, in amounts to be negotiated immediately prior to the sale.

In offering the shares covered by this prospectus, the selling shareholders, and any broker-dealers and any other participating broker-dealers who execute sales for the selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. Any profits realized by the selling shareholders and the compensation of such broker-dealers may be deemed to be underwriting discounts and commissions.

In order to comply with the securities laws of certain states, the shares must be sold in those states only through registered or licensed brokers or dealers.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

If a material arrangement with any broker, dealer or other agent is entered into for the sale of the common stock through a secondary distribution or a purchase by a broker or dealer, or if other material changes are made in the plan of distribution of the common stock, a prospectus supplement will be filed, if necessary, under the Securities Act disclosing the material terms and conditions of such arrangement.

We have agreed to indemnify the selling shareholders against certain liabilities, including certain liabilities under the Securities Act.

We have agreed with the selling shareholders to use our best efforts to keep the Registration Statement of which this prospectus constitutes a part effective until the earlier of:

  two years after the effective date of the Registration Statement; and

  the expiration of the holding period applicable to the common stock subject to the Registration Statement pursuant to Rule 144(k).

LEGAL MATTERS

The validity of the securities offered hereby have been passed upon for us by Pitney Hardin LLP, Morristown, New Jersey.

EXPERTS

The consolidated financial statements of Valley National Bancorp appearing in Valley National Bancorp’s Annual Report (Form 10-K) for the year ended December 31, 2004 including schedules appearing therein, and Valley National Bancorp’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

FORWARD-LOOKING STATEMENTS

This prospectus, including information incorporated by reference herein, contains certain forward-looking statements with respect to our financial condition, results of operations and business. Such statements are not historical facts and include expressions about our confidence, strategies and expectations about new and existing programs and products, relationships, opportunities and market conditions. These statements may be identified by forward-looking terminology such as “expect” or “believe” or expressions of confidence like “substantial” or “continuing”, or similar statements. These forward-looking statements involve substantial risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities:

  Competitive pressure in the banking and financial services industry causes unanticipated changes;

  Changes occur in the interest rate environment;

  Loss of current customers or failure to develop new customers;

  General economic conditions, either nationally or locally, are less favorable than expected; and

  Loss of tax benefits and impact of tax strategies.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INCORPORATION OF INFORMATION WE FILE WITH THE SEC

The SEC allows us to “incorporate by reference” the information we file with them, which means:

  incorporated documents are considered part of the prospectus;

  we can disclose important information to you by referring you to those documents; and

  information that we file with the SEC will automatically update and supersede this incorporated information.

We incorporate by reference the following documents that we have filed with the SEC:

  Annual Report on Form 10-K for the year ended December 31, 2005;

  Current Reports filed on Form 8-K dated January 20, 2006, January 25, 2006, March 29, 2006, April 7, 2006, April 20, 2006, and April 26, 2006;

  The definitive proxy statement for our 2006 annual meeting of shareholders; and

  The description of the Common Stock which is contained in our Registration Statement on Form 8-A including any amendment or report filed for the purpose of updating such description.

We also incorporate by reference each of the following documents that we will file with the SEC after the date of this prospectus until this offering is completed or after the date of this initial registration statement and before the effectiveness of the registration statement:

  reports filed under Sections 13(a) and (c) of the Exchange Act;

  any document filed under Section 14 of the Exchange Act; and

  any reports filed under Section 15(d) of the Exchange Act.

You should rely only on information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should assume that the information appearing in this prospectus is accurate as of the date of this prospectus only. Our business, financial condition and results of operation may have changed since that date.

To receive a free copy of any of the documents incorporated by reference in this prospectus (other than exhibits, unless they are specifically incorporated by reference in the documents), call or write our Shareholder Relations Department, as follows:

Valley National Bancorp

1455 Valley Road

Wayne, New Jersey 07470

Attention: Dianne M. Grenz

Telephone: 973-305-3380

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file by visiting the SEC’s public reference room in Washington, D.C. The SEC’s address in Washington, D.C. is 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed a registration statement on Form S-3 with the SEC covering the securities that may be sold under this prospectus. For further information on Valley National Bancorp and the securities, you should refer to our registration statement and its exhibits. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement of which this prospectus is a part.